FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of December

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________












THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.


15 December, 2004


         WATERFORD WEDGWOOD PLC ("Waterford Wedgwood" or "the Company")

                   PUBLICATION OF RIGHTS ISSUE DOCUMENTATION
                                    AND
                     COMMENCEMENT OF RIGHTS ISSUE TIMETABLE


Waterford Wedgwood announces that the document relating to the Company's 5 for 3 Rights Issue of 1,661,645,381 Rights Issue Units at EUR0.06 per Rights Issue Unit (the "Listing Particulars"), has been published today and is being posted to stockholders. The Listing Particulars also include notice of an extraordinary general meeting of the Company to be held at 10.00 a.m. on 10 January, 2005 at The Shelbourne Hotel, 27 St. Stephen's Green, Dublin 2. A resolution to approve the proposed acquisition by Waterford Wedgwood U.K. plc of the issued share capital of Royal Doulton plc not already owned by the Waterford Wedgwood Group will be proposed and considered at that meeting.

Waterford Wedgwood also confirms that application has been made to the Irish Stock Exchange and to the UK Listing Authority for 1,661,645,381 Rights Issue Units, each such unit comprising one Ordinary Share of nominal value EUR0.06 in the capital of Waterford Wedgwood and one Income Share of Stg1p in the capital of Waterford Wedgwood U.K. plc (the "Rights Issue Units"), to be admitted to the Official List of the UK Listing Authority and to the Official List of the Irish Stock Exchange and application has been made to the Irish Stock Exchange and the London Stock Exchange for these Rights Issue Units to be admitted to trading on their respective main markets for listed securities. Such admission is expected to become effective and dealings to commence, nil paid, in the Rights Issue Units on 16 December, 2004.

A copy of the Listing Particulars has been submitted to the Irish Stock Exchange and the UK Listing Authority and will shortly be available for inspection at the following locations:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.

Tel: + 353 1 617 4200

UK Listing Authority's Document Viewing Facility,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS,
United Kingdom.

Tel. + 44 207 066 1000

Terms defined in the Listing Particulars shall have the same meaning in this announcement.





Enquiries:
Waterford Wedgwood                                         +353 1 4781 855
Redmond O'Donoghue, Group Chief Executive Officer
Peter Cameron, Group Chief Operating Officer
Paul D'Alton, Group Chief Financial Officer

Powerscourt (UK/International media)                       +44 207 236 5615
Rory Godson                                                +44 7909 926 020

Dennehy Associates (Ireland)                               +353 1 676 4733
Michael Dennehy                                            +353 87 2556923

College Hill (Analysts)                                    +44 207 457 2020
Kate Pope                                                  +44 7798 843276
Mark Garraway                                              +44 7771 860938

This announcement does not constitute, or form part of, an offer of, or the solicitation of any offer, to subscribe for or buy any of the Rights Issue Units to be issued or sold in connection with the Rights Issue. Offers should be made only on the basis of the information contained in the Listing Particulars issued in connection with the Rights Issue and any supplements thereto. The Listing Particulars contain detailed information about the Rights Issue, Waterford Wedgwood and its management, as well as financial information.

The offer of the Rights Issue Units in certain jurisdictions may be restricted by law and therefore potential investors should inform themselves about and observe any such restrictions. This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. This announcement and the information contained herein is not for release, publication or distribution in or into the United Stats, Canada, Australia or Japan.


ENDS


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 15 December 2004